

March 5, 2007

Mr. William E. McKechnie
Chief Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re: Xtra-Gold Resources Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 8, 2007**
> **File No. 333-139037**

Dear Mr. McKechnie:

We have reviewed your filing and response letter dated February 8, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

General

1. Please continue to monitor the need to update your financial statements. In this manner, it appears that you are required to include audited financial statements for the year ended December 31, 2006 when filing your amended registration statement. Refer to Item 310(g)(2) of Regulation S-B.

2. We note your response to prior comment 2. Please provide an estimate for when you expect GNPC to complete its review of your application to acquire a petroleum agreement for an oil interest in Ghana.

Prospectus Summary, page 7

3.   We note your response to prior comment 6. Provide further details regarding each name change and subsequent change in management. For instance, discuss the reasons for ceasing a particular line of business and entering another. Also, explain why management resigned and new management was appointed at each change.

4.   We note your response to prior comment 7; however, your disclosure needs further revisions. For instance, please define terms in context the first time they are used, such as the meaning of a Bulk Test. Also, it is unclear why you refer to your Kwabeng Project as being in early stage production operations when all you have currently planned is to conduct a Bulk Test to determine the economic feasibility of carrying out its full scale mine plan. It appears you have yet to process gold bearing ore from any of your projects through some type of treatment plant to extract the gold from the ore. Please refer to Industry Guide 7 for guidance and revise accordingly.

Risk Factors, page 9

We have not generated any revenue from operations,…., page 10

5.   We note your response to prior comment 8; however, you only state that your chance of completing production at your Kwabeng project and ever reaching the production stage at your other various projects is uncertain. Please revise to make clear that the chances of your ever reaching production stage are remote, as opposed to uncertain.

Management, page 66

6.   We note your response to prior comment 32. Pursuant to the settlement agreement and order entered into between Mr. Longshore and the Ontario Securities Commission, Mr. Longshore is prohibited from becoming or acting as an officer or director of any issuer in Ontario or an officer or director of any issuer which has an interest directly or indirectly in any registrant or an officer or director of any issuer in Ontario, for a period of five years effective the date of the settlement agreement and order, which would be August 23, 2007. However, Mr. Longshore was appointed as a director of your company in November 2006. Please advise. We may have further comment.

Executive Compensation, page 69

7.   Provide better disclosure regarding your equity incentive plan. For instance, please discuss the timing of option grants and how the board of directors will determine the exercise prices.

Consolidated Statements of Changes in Stockholders' Equity, page F-31

8.   We note your response to comment 45 of our letter dated December 28, 2006.
        Your current presentation reflects that as of December 31, 2002, you had
        12,364,085 shares outstanding. Please revise your statement of stockholders'
        equity, to disclose each separate issuance, the date and number of shares of stock,
        warrants, rights, or other equity securities issued for cash and for other
        consideration that comprises the aforementioned shares.

9.   We note that on October 31, 2003, you issued 50,350,000 shares of your common
        stock to acquire a subsidiary. With respect to this issuance as well as any other
        applicable issuance, please tell us and disclose the nature of the non-cash
        consideration and the basis for assigning amounts.

Significant Accounting Policies, page F-33

Mineral Properties and Exploration and Development Costs, page F-35

10.   We note your response to comment 25 of our letter dated December 28, 2006.
        Please note that mineral rights are tangible assets and the costs to acquire such
        rights should be accounted for as such. Refer to EITF 04-02. Please revise your
        disclosure accordingly. In addition, please explain why you allocate your
        property acquisition costs between proven and probable reserves and
        mineralization.

11.   We note your response to comment 26 of our letter dated December 28, 2006.
        Please explain why development costs are expensed.

Note 4. Acquisitions, page F-38

12.   We note your response to comment 47 of our letter dated December 28, 2006.
        We further note your revised disclosure which indicates that the valuation of the
        mineral property was based on the estimated placer gold reserves of 216,800
        ounces. Since your estimated amount of gold is not supported by a
        comprehensive feasibility study, the amounts should be referenced as resources
        rather than reserves. As such, a $39 per ounce of placer gold resources is implied.
        In connection with your valuation of XG Mining, please:

        •   provide a summary of other similar mining projects that sold for a similar
            price per ounce of placer gold resources at or around the time of your
            acquisition of XG Mining;

        •   tell us the range in which your common stock traded at the time of your
            acquisition of XG Mining;

- tell us any other relevant factors of the negotiations with the prior owners of XG Mining, including the major terms of competing offers; and,

- tell us your share price as of the date the transaction was consummated.

13. We note your response to comment 49 of our letter dated December 28, 2006. Please note that plant and equipment to be used should be assigned value at the current replacement cost for similar capacity unless the expected future use of the assets indicates a lower value to the acquiring entity. Refer to paragraph 37(d) of SFAS 141.

14. We note your response to comment 50 of our letter dated December 28, 2006. Your current disclosure indicates that on December 22, 2004, you acquired 90% of the outstanding and issued capital of XG mining and the Government of Ghana owns the remaining 10% of XG Mining's issued and outstanding capital stock. Please tell us your basis in GAAP to support your current treatment which ascribes no value to the non-controlling shareholder's claim on XG Mining's net assets. We may have further comment.

15. We note your response to comment 51 of our letter dated December 28, 2006. Please tell us the value assigned to the asset retirement obligations recorded in connection with your acquisition of XG mining.

Note 5. Investments, page F-39

16. We note your response to comment 52 of our letter dated December 28, 2006. Please revise your filing to include, if material, the portion of trading gains and losses for the period that relates to trading securities still held at the reporting date. This disclosure should be included for each period for which the results of operations are presented. Please refer to paragraph 21(e) of SFAS 115. We reissue prior comment 52.

Note 12. Capital Stock, page F-41

17. We note your response to comment 53 of our letter dated December 28, 2006. If a warrant does not meet the definition of a derivative, the instrument should still be evaluated under EITF 00-19 to determine whether it should be accounted for as a liability or an equity instrument. To the extent that you believe that the warrants qualify for classification within equity, please tell us how you reached this conclusion with due regard to paragraphs 12-32 of EITF 00-19.

Engineering Comments

General

18.   We have reviewed the supplemental information about your Ghana properties you supplied our engineer. Based on these materials, we do not believe that you have any mineral reserves that meet the requirements of Industry Guide 7. See http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7 for the guide. Ordinarily, reserves are demonstrated by producing a current detailed feasibility study or mining plan. You indicate in your disclosure that you are currently conducting a bulk test on your Kwabeng property to test the feasibility of mining your property, but have not provided us with a current feasibility study or mining plan. Without reserves that meet Guide 7 standards, all of your projects must be considered to be in the exploration stage; therefore you are an exploration stage company for accounting purposes. Please revise your disclosure as follows:

- Clarify throughout your disclosure that you are an exploration stage company, and remove all indications that you are in development or production.

- Remove all capital and operating cost estimates that are not supported by a detailed feasibility study or mining plan.

- Remove any estimates of reserves or proposed production rates, including estimates of ounces of gold.

- Disclose in the appropriate locations that you have no reserves.

- In your business description sections, highlight that you currently conducting a bulk test to assist you in determining the economic feasibility of carrying out full scale mining.

Risk Factors, page 9

19.   We note that none of your officers or directors have substantial experience in operating a gold mine. Unless you can substantiate significant technical training and/or experience in metals mining by members of your management, you need to include a risk factor early in this section that your management lacks technical training and experience with starting and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mining companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

20.   Please add a risk factor that addresses the risks to investors that the marketability of your securities may be effected or impaired by the fact that one of your Directors has voluntarily agreed to a settlement agreement with the Ontario Securities Commission to cease trading securities and serving as an officer or director in Ontario.

Business of Our Company, page 30

The Kwabeng and Pameng Projects, page 34

21.   You disclose Mr. John Rae's name as an expert concerning the geologic evaluation of your properties. Please file as exhibits the written consent from any experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the reports contained in the document, agree to being named as experts in the document and agree to the filing of the consent as an exhibit to the registration statement. See Rule 436(a) and Rule 436(b).

Financial Statements

22.   Instructions of paragraph (a) of Industry Guide 7 state that "Mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with FASB Statement 7, if applicable." As a result, financial statement headnotes and footnotes for exploration stage companies should describe the companies as being in the "exploration stage," rather than development stage. Please revise your disclosure accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        J. Wynn
        R. Baer

        <u>via facsimile</u>
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612